11019503

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
189

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1070
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everardo Vidaurri (305) 377-8008
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

KAREN VELASCO
MY COMMISSION # DD714746
EXPIRES September 13, 2011
(407) 398-0153 FloridaNotaryService.com

(Signature) Everardo Vidaurri

Principal
(Title)
CEO.

Karen Velasco 2/25/11
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C.
189
SECTION

INDEPENDENT AUDITORS' REPORT

Intercam Securities,Inc.

We have audited the accompanying statement of financial condition of Intercam Securities,Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Intercam Securities,Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co.

Miami, Florida
February 24, 2011

INTERCAM SECURITIES,INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 6)	$	435,145
CERTIFICATE OF DEPOSIT (NOTE 5)		36,437
DEPOSIT AT BROKER (NOTE 6)		100,000
PROPERTY AND EQUIPMENT (NOTE 4)		64,283
OTHER ASSETS		9,605
	$	645,470

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	34,219
Commissions payable		55,790
Total liabilities		90,009
LEASE COMMITMENT (NOTE 5)		
STOCKHOLDER'S EQUITY (NOTE 2)		555,461
	$	645,470

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition the Company may engage in group underwriting.

The Company is a wholly owned subsidiary of Corporativo Y Asesoria ICC, S.A De C.V. (the "Parent"), which is domiciled in Mexico.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Securities Transactions and Revenue Recognition

Securities transactions and related gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities since inception in 2007.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds contributed by its Parent. The Company's liquidity position during the year ending December 31, 2011 is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent and its group of affiliated entities have committed to funding the Company's operations through March 2012.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company's "Net Capital" was $445,136, which exceeded requirements by $395,136, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.20 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Furniture and fixtures	$ 33,349
Office equipment	31,432
Leasehold improvements	34,404
	99,185
Less: accumulated depreciation and amortization	(34,902)
	$ 64,283

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2013. In lieu of a security deposit, the Company delivered an irrevocable standby letter of credit to the landlord. The irrevocable standby letter of credit is collateralized by a certificate of deposit in the amount of $36,437 that matures on April 14, 2011 and is renewable annually throughout the term of the lease.

NOTE 5. LEASE COMMITMENT (Continued)

The approximate future minimum rentals under the non-cancelable lease for the years subsequent to December 31, 2010 is as follows:

2011	$	72,000
2012		74,000
2013		44,000
	$	190,000

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2010, cash and cash equivalents of approximately $55,000 and the deposit at broker of $100,000 are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

Subordinated Loan

On January 20, 2009, the Company received a favorable ruling from the Financial Industry Regulatory Authority ("FINRA") with regards to a subordinated loan received from the Parent in the amount of $450,000. The subordinated loan was approved as equity for net capital purposes and has been included as such since the date of approval. The loan was scheduled to mature on January 2, 2014 with a balloon payment due at maturity date of $450,000 plus accrued interest and had a stated interest rate of 5% per annum. In December 2010, the Company repaid the outstanding principal and accrued interest on the subordinated loan balance due to the Parent without obtaining FINRA's prior approval, in violation of various regulatory rules. FINRA informed the Company that it does not grant retroactive approvals, but it was their understanding that such repayment was not inconsistent with the rules governing such a transaction. The effects on the Company of this regulatory violation, if any, cannot be determined at this time.

Expense Sharing Agreement

On August 1, 2010, the Company entered into an expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain rents, salaries, employee expenses, communication and office expenses and market data in exchange for a monthly management fee to be paid by the Affiliate to the Company.

NOTE 8. INCOME TAXES

The deferred tax asset at December 31, 2010 approximates $564,000 and results primarily from a net operating loss carryforward, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance increased by approximately $356,000 during the year ended December 31, 2010. The net operating loss carryforward of approximately $1,499,000 expires in the years 2026-2029.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com

INTERCAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS